Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas  75219

May 17, 2013

Via EDGAR

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:                             TGC Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
Response Letter dated March 6, 2013

File No. 1-32472

Dear Mr. Skinner:

As discussed on our call on Tuesday afternoon, TGC Industries, Inc. plans to respond by May 31, 2013 to the letter from the Securities and Exchange Commission dated May 9, 2013.  You can reach me at 214.651.5119 if you have any questions.

Very truly yours,

/s/ W. BRUCE NEWSOME

W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:                                Mr. James Brata